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Exhibit (a)(1)(ii)

July 19, 2011

Stock Option Exchange Offer Commences Today

Dear Scientific Games Equity Plan Participant:

        I am delighted to announce that our stockholder-approved stock option exchange offer commences today.

        The exchange offer provides a one-time opportunity for eligible employees and directors to realize value from certain "underwater" stock options, meaning stock options with exercise prices that are higher than Scientific Games' current stock price. Let me give you the highlights of the exchange offer.

        The exchange offer generally allows eligible employees and directors to exchange all (but not less than all) of their outstanding eligible stock options for a lesser number of restricted stock units (RSUs). Eligible stock options are those that were granted before July 19, 2010 with an exercise price greater than $11.99, whether they are vested or unvested.

        Unlike stock options, RSUs have value that you can realize even if our stock price does not increase after the grant date. If you elect to participate in the exchange offer, the lesser number of RSUs that you will receive in exchange for your eligible options will be based on exchange ratios that have been established for the offer. The new RSUs will have a vesting period that ends on the later of one year from the date of grant of the new RSUs and the original stated vesting date of the corresponding exchanged options.

        Only you can decide whether it makes sense to participate in the exchange offer. To assist you, we have prepared a number of resources to help you understand the terms and conditions of the exchange offer. These resources include an option exchange website containing information about the exchange offer (including the number of new RSUs you would receive if you decide to participate based on the eligible options that you hold and their exchange ratios), scheduled information sessions and the main offer document, formally named the "Offer to Exchange Certain Outstanding Options for Restricted Stock Units," which is available on the website.

        Visit the website at https://www.sgmsoptionexchange.com for complete information. This website can be accessed from work or from home. To log on to the site, use your company email address as your user ID and your employee ID number as your password.

        Only you can decide whether it makes sense for you to participate in the exchange offer. If you choose to participate, you must make your election by 11:59 PM EDT on August 15, 2011 (or such later time and date as may apply if the exchange offer is extended).

        Our company's success comes from the contributions that each of you makes every day. We strive to recognize and reward your efforts by enabling you to share in the long-term growth of Scientific Games. We are excited to offer this special opportunity to participate in the exchange offer. I encourage you to carefully evaluate the exchange offer to determine whether it is right for you.

        If you have any questions, please contact the Human Resources Department at (770) 825-4578 or by email at sgequityadmin@scientificgames.com.

Sincerely,

Lorne Weil
Chairman and Chief Executive Officer
Scientific Games Corporation

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  Exhibit (a)(1)(ii)